CERTIFICATE OF AUTHOR

To accompany the Report entitled “Technical Report – Updated Preliminary Economic Assessment for the Boumadine Polymetallic Project, Kingdom of Morocco” which is effective as of September 9, 2026, and issued on October 20, 2026 (the “Technical Report”) prepared for AYA Gold and Silver (the “Company”).

I, Alessandra (Alex) Pheiffer, PrSciNat, do hereby certify that:
1I am Technical Director: ESIA with SLR Consulting France SAS, of 2 Square Roger Genin, 38000, Grenoble.
2I am a graduate from Rand Afrikaans University, in South Africa, in 2004 with a M,Sc Environmental Management.
3I am registered as a Professional Natural Scientist (PrSciNat) in Environmental Science (Reg. No. 400183/05) with the South African Council for Natural Scientific Professions.
4I have worked as an environmental scientist for a total of 24 years. My relevant experience for the purpose of the Technical Report is:
a)Review and reporting as a consultant on many mining operations and projects for feasibility, due diligence and regulatory requirements.
b)Operational experience for a period of one year as an Assistant to the Chief Environmental Officer within Anglo Platinum’s Waterval Smelter in South Africa.
c)Experience as an Environmental Scientist in coal, gold, silver, lead, zinc, copper, nickel, PGMs, iron, manganese, uranium, chrome, ferrochrome, bauxite.
5I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be an independent qualified person for the purposes of NI 43-101.
6I am independent of the Issuer applying the test set out in Section 1.5 of National Instrument 43-101.
7I am responsible for Section 20 and co-authored Sections 1, 25, 26, and 28 of the Technical Report.
8I visited the Boumadine project site between September 1-3, 2024 and January 19-20, 2026.
9I have had no prior involvement with the property that is the subject of the Technical Report.
I have read NI 43-101, and have prepared the Technical Report in compliance with NI 43-101 and Form 43-101F1. At the effective date of the Technical Report, to the

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best of my knowledge, information, and belief, Section 20 and parts of Sections 1, 25, 26, and 28 contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated the 20th day of October, 2026

“Signed & Sealed”
Alex Pheiffer, PrSciNat ESIA Consultant

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